

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 12, 2016

James W. Woodall
Chief Financial Officer
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re:**   **Fidelity National Information Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 8-K filed July 26, 2016**
> **File No. 01-16427**

Dear Mr. Woodall:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 33

1. Please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates. In this regard, please consider expanding your current disclosure to include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. If reasonably likely changes in inputs to estimates would have a material effect on your financial condition or

results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350.

Consolidated Results of Operations

Processing and Services Revenues, page 37

2. We note the increase in fiscal 2015 revenue was attributable to incremental revenues from the acquisitions of SunGard, Clear2Pay and Reliance, as well as card production activities associated with the roll-out of EMV cards and growth in digital solutions and in core banking and these increases were partially offset by the loss of a major customer in the prior year period and the divestiture of your gaming industry check warranty business. Where you identify two or more business reasons that contribute to a material change in a financial statement line item between periods, please clearly indicate to your readers the relative impact of each factor that you discuss. In this regard, we believe that quantifying the extent to which each material factor contributed to the overall change in that line item, such as increases from acquisitions versus the decline associated with the loss of a major customer, provides the clearest indication to your investors of the relative impact of each factor. To the extent material to an understanding of your revenues, please also address the impact of changes in prices, volume or other drivers for each of your products and services. Refer to Item 303(A)(3)(iii) of Regulation S-K and Section III.B of Securities Act Release 33-8350.

Segment Results of Operations, page 40

3. We note management highlighted in the first quarter 2016 earnings call various businesses that had strong organic revenue growth, such as Integrated Financial Solutions, Banking and Wealth, Global Financial Solutions, Institutional and Wholesale business, and the Public Sector and Education business. To the extent material, please consider separately quantifying and discussing the impact of these business operations on your results, particularly on your sales and operating margin, as well as known material trends related to these businesses.

Integrated Financial Solutions, page 40

4. We note the increase in revenue for IFS was partially offset by the net reporting of revenue associated with a change in vendor in your loyalty business. Please summarize for us how you concluded gross reporting of revenue was previously appropriate under GAAP and describe to us the circumstances that changed, leading you to report revenue on a net basis.

Liquidity and Capital Resources

Cash Flows from Operations, page 41

5. Please provide a more informative analysis and discussion of operating cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

Consolidated Statements of Earnings, page 50

6. Your consolidated statements of earnings include one revenue line item labeled "processing and services revenues." In light of the SunGard acquisition, tell us what consideration you gave to separately presenting revenue from the sale of software, revenue from professional services, and associated costs and expenses, apart from processing and services revenues. In this regard, we note SunGard had previously disclosed within their segment footnote that they categorize revenue into three categories for software, SaaS and cloud, and services revenues. We also note your disclosure on page 60 of processing services revenues, professional services revenues and license and software related revenues and that professional services revenue as a percentage of total revenues were 14%, 15% and 12% in 2015, 2014 and 2013, respectively. Refer to Rules 5-03(1) and (2) of Regulation S-X.

7. We note from your footnote disclosure on page 60 that in certain arrangements you appear to recognize revenue on a net basis. If so, please revise the title of the revenue line item to indicate revenue is reported on a net basis.

(6) Acquisition, page 66

8. We note your statement, "SunGard's policies and practices surrounding software development and capitalization of related costs differed from those used by FIS and will be conformed to those of FIS prospectively. As a result, FIS expects that more development costs will qualify to be capitalized than SunGard has recorded historically." Citing for us your basis in GAAP, please explain to us why you expect more development costs will qualify to be capitalized.

(18) Segment Information, page 83

9. We note your acquisition of SunGard on November 30, 2015. Further, we note you initially included SunGard in the GFS segment in the fiscal 2015 Form 10-K and reclassified certain SunGard businesses into different reportable segments in the March 31, 2016 Form 10-Q. Please tell us, and revise to disclose, the specific factors used to

identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21a. As part of your response, please also address the following:

- Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM.

- Identify and describe the role of each of your segment managers.

- Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

- Tell us who is held accountable for each major business and the title and role of the person this individual reports to in the organization.

- Describe the information regularly provided to the CODM and how frequently it is prepared.

- Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

- Describe the basis for determining the compensation for each of the individuals that report to the CODM.

- Tell us what you have identified as your operating segments and whether any of those segments have been aggregated into your reportable segments.

10. With reference to ASC 280-10-50-40, please tell us how you considered providing revenues from external customers for each product and service or each group of similar products and services.

11. We note your reference to revenues from outside of North America on page 85. We also note you disclose significant foreign pre-tax income from continuing operations on page

74. Given the apparent materiality of your foreign operations, tell us what consideration you gave to separately disclosing revenue from external customers attributed to all foreign countries and to individual foreign countries in accordance with ASC 280-10-50-41a.

Form 8-K filed July 26, 2016

Use of Non-GAAP Financial Information

12. Please revise future earnings releases to explain in more detail why the presentation of each non-GAAP measure is useful to your investors.

Exhibit E

13. You appear to present a full non-GAAP income statement, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Elizabeth Sellars, Staff Accountant at (202) 551-3348, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

                                      Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief
                                        Office of Consumer Products